Exhibit 2.2 (A)

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (“Agreement”) is made as of          , 2008, by and between Central Valley Community Bancorp, a California corporation (“Parent”), and Service 1st Bancorp, a California corporation (“Company”).

Parent and Company are entering into this Agreement pursuant to Section 1.2 of that certain Reorganization Agreement and Plan of Merger by and among Parent, Central Valley Community Bank, a California banking corporation (“Parent Bank”), Company, and Service 1st Bank, a California bank (“Company Bank”), dated as of                , 2008 (“Acquisition Agreement”).  All capitalized terms not otherwise defined herein shall have the meanings specified in the Acquisition Agreement.

NOW, THEREFORE, for valuable consideration, the parties agree as follows:

1.                                     The Merger.

Company shall be merged with and into Parent (the “Merger”).  Parent shall be the surviving corporation (“Surviving Corporation”) resulting from the Merger.

2.                                      Terms of the Merger.

(a)                                  Articles of Incorporation.  The Articles of Incorporation of Parent in effect immediately prior to the Merger shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.  The name of the Surviving Corporation shall be Central Valley Community Bancorp.

(b)                                 Bylaws.  The Bylaws of Parent in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

3.                                      Manner of Converting Shares.

By virtue of the Merger and without any action on the part of any party, or the shareholders of any party, the shares of the constituent corporations shall be converted as follows:

(a)                                  Each share of capital stock of Parent issued and outstanding immediately prior to the Merger shall remain unchanged.

(b)                                 Each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (excluding shares held by shareholders who perfect their statutory dissenters’ rights), on and after the effective time of the merger, without any further action on the part of Company or the holders of Company Common Stock, shall automatically be canceled and cease to be an issued and outstanding share of Company Common Stock, and shall be converted into the right to elect to receive $2.50 as the cash consideration and 0.681818 shares of Parent no par value common stock as the stock consideration, subject to adjustment and to an escrow as set forth in the Acquisition Agreement.

(c)                                  No fractional shares of Parent Common Stock shall be issued in the Merger.  In lieu thereof, each holder of Company Common Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (rounded to the nearest hundredth) obtained by multiplying (a) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled by (b) an amount equal to the average of the daily closing price per share of the Parent Common Stock on the NASDAQ Capital Market on the twenty (20) consecutive days immediately preceding the effective date of the Merger on which the shares of Parent Common Stock are traded on the NASDAQ Capital Market as reported on the website www.nasdaq.com.  No such holder shall be entitled to dividends or other rights in respect of any such fraction.

4.                                      Further Action.

Company shall from time to time, as and when requested by Parent, execute and deliver all such documents and instruments and take all such action necessary or desirable to evidence or carry out this Merger.

5.                                      Effective Date.

The effect of the Merger and the effective date (“Effective Time”) of the Merger are as prescribed by law.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CENTRAL VALLEY COMMUNITY BANCORP	SERVICE 1ST BANCORP

Daniel J. Doyle, Chief Executive Officer	John O. Brooks, Chairman of the Board

Wanda Rogers, Secretary	,Secretary

CERTIFICATE OF APPROVAL

OF

AGREEMENT OF MERGER

John O. Brooks and                 certify that:

1.                                       They are the Chairman and Secretary, respectively, of Service 1st Bancorp, a California corporation.

2.                                       The Agreement of Merger in the form attached was duly approved by the Board of Directors and shareholders of the corporation.

3.                                       The required vote for approval of the Agreement of Merger by the shareholders was a majority of the outstanding shares of the corporation.  The actual vote for approval equaled or exceeded the vote required.

4.                                       There are two classes of shares authorized, of which there are                 shares of common stock outstanding and no shares of preferred stock outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: , 2008.
John O. Brooks,
Chairman of the Board

,Secretary

CERTIFICATE OF APPROVAL

OF

AGREEMENT OF MERGER

Daniel J. Doyle and Wanda Rogers certify that:

1.                                       They are the Chief Executive Officer and Secretary, respectively, of Central Valley Community Bancorp, a California corporation.

2.                                       The Agreement of Merger in the form attached was duly approved by the Board of Directors of the corporation.

3.                                       The required vote for approval of the Agreement of Merger by the shareholders was a majority of the outstanding shares of the corporation.  The actual vote for approval equaled or exceeded the vote required.

4.                                       There are two classes of shares authorized, of which there are                      (     ) shares of common stock outstanding and no shares of preferred stock outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: , 2008.
Daniel J. Doyle, President

Wanda Rogers, Secretary